UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the securities exchange Act of 1934

(Amendment No. 2)*

Harte-Hanks, Inc.

(Name of Issuer)

Common Stock, $.01 Par Value

(Title of Class of Securities)

416196103

(CUSIP Number)

Bryan J. Pechersky

Harte-Hanks, Inc.

200 Concord Plaza Drive, Suite 800

San Antonio, Texas 78216

(210)829-9000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 23, 2008

(Date of Event Which Requires Filing of this Statement)

Explanatory Note: 4,591,000 shares of Common Stock of Harte-Hanks, Inc. owned by the Shelton Family Foundation (the “Foundation”) and previously included in Larry Franklin’s beneficial ownership calculations because of Mr. Franklin’s service on the Foundation’s board, are now excluded from the shares reported on this Schedule 13D/A because Mr. Franklin resigned as a director of the Foundation on January 23, 2008. Mr. Franklin had no pecuniary interest in these shares and disclaimed beneficial ownership thereof.

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS; I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): Larry D. Franklin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS):
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: United States Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER: 2,906,597
8 SHARED VOTING POWER: 3,306,963 (See Explanatory Note on Cover Page)
9 SOLE DISPOSITIVE POWER: 2,906,597
10 SHARED DISPOSITIVE POWER: 3,306,963 (See Explanatory Note on Cover Page)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 6,213,560 (See Explanatory Note on Cover Page)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 8.8%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): IN

*	Based on 70,493,269 shares of Common Stock of Harte-Hanks, Inc. outstanding as of October 31, 2007, as disclosed in its Form 10-Q for the fiscal quarter ended September 30, 2007. Also see Explanatory Note on Cover Page.

Item 1.	SECURITY AND ISSUER.

This statement relates to shares of Common Stock of Harte-Hanks, Inc. (the “Issuer”). The principal executive offices of the Issuer are located at 200 Concord Plaza Dr., Suite 800, San Antonio, Texas 78216.

Item 2.	IDENTITY AND BACKGROUND.

(a) (b) (c)

Pursuant to Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the “Act”), this Schedule 13D Amendment No. 2 is hereby filed by Larry D. Franklin (the “Reporting Person”), 200 Concord Plaza Dr., Suite 800, San Antonio, Texas 78216. His position with the Issuer is to serve as a director and Chairman of the Board of the Issuer, 200 Concord Plaza Dr., Suite 800, San Antonio, Texas 78216.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER.

(a)	Amount Beneficially Owned: 6,213,560 (See Explanatory Note on Cover Page) Percent of Class: 8.8% (Based on 70,493,269 shares of Common Stock of the Issuer outstanding as of October 31, 2007, as disclosed in the Issuer’s Form 10-Q for the fiscal quarter ended September 30, 2007.)

The Reporting Person directly owns 623,597 shares and 303,000 shares of Common Stock of the Issuer in options exercisable within 60 days. The Reporting Person owns an aggregate of 990,000 shares of Common Stock of the Issuer indirectly through 5 grantor retained annuity trusts (each a “GRAT”) as his separate property and his wife owns 990,000 shares of Common Stock of the Issuer indirectly through 5 GRATs as her separate property. As the sole trustee of each of the GRATs, the Reporting Person has the power to direct the receipt of dividends from or the proceeds from the sale of such shares pursuant to the relevant trust agreement. Each beneficiary of each trust has the right to receive dividends from or the proceeds from the sales of such shares held in such trust in accordance with the relevant trust agreement.

The Reporting Person disclaims beneficial ownership of an aggregate of 3,258,558 shares owned by eight trusts (the “Disclaimed Trusts”). The Reporting Person serves as co-trustee with respect to each of these trusts and he holds shared voting and dispositive power. The Reporting Person has no pecuniary interest in the Disclaimed Trusts. The Reporting Person also disclaims beneficial ownership of 48,405 shares owned by the Franklin Family Foundation, of which the Reporting Person serves as a director.

As stated in the Explanatory Note on the Cover Page, 4,591,000 shares of Common Stock of the Issuer owned by the Shelton Family Foundation and previously included in the Reporting Person’s beneficial ownership calculations because of Mr. Franklin’s service on the Foundation’s board, are now excluded from the shares reported on this Schedule 13D/A because the Reporting Person resigned as a director of the Foundation on January 23, 2008. The Reporting Person had no pecuniary interest in these shares and disclaimed beneficial ownership thereof.

(b)	Number of shares as to which the Reporting Person has:

(i)	Sole power to vote or to direct the vote: 2,906,597

(ii)	Shared power to vote or to direct the vote: 3,306,963 (See Explanatory Note on Cover Page)

(iii)	Sole power to dispose or direct the disposition of: 2,906,597

(iv)	Shared power to dispose or direct the disposition of: 3,306,963 (See Explanatory Note on Cover Page)

(c)	The Reporting Person has not effected any transactions in the Common Stock of the Issuer during the past sixty (60) days, except as listed below:

On December 10, 2007, the Foundation and one of the Disclaimed Trusts, each sold 100,000 shares of the Common Stock of the Issuer to the Issuer at a per share price of $16.93, the closing sales price per share of the Common Stock of the Issuer on December 10, 2007 as reported by the NYSE.

On January 28, 2008, the Reporting Person acquired 4,500 shares of the Common Stock of the Issuer pursuant to options previously granted pursuant to the Issuer’s Amended and Restated 1991 Stock Option Plan, as described in the Reporting Person’s Form 4 as filed on January 30, 2008.

The Reporting Person has no pecuniary interest in the shares of Common Stock of the Issuer held by the Foundation and the Disclaimed Trusts and disclaims beneficial ownership of such shares.

(d)	See Item 5(a).

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

See Item 5(a) regarding trust and foundation arrangements.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: February 1, 2008

/s/ Larry D. Franklin
By:	Bryan J. Pechersky, Senior Vice President, General Counsel and Secretary of the Issuer, by Power of Attorney*

*	The Power of Attorney is incorporated herein by reference from Exhibit 24.1 of the Reporting Person’s Form 4 filed on October 2, 2007.